EXHIBIT 1

Gentium Reports Third Quarter 2013 Financial Results

  EU commission grants Gentium Marketing Authorization for Defitelio® (defibrotide)
  Defibrotide revenues up 41% and 72% to EUR 24.22 million (USD 32.71 million) and to EUR 9.96 million (USD 13.45 million) for the nine and three month periods ended September 30, 2013.
  Product sales of EUR 28.79 million (USD 38.88 million) and EUR 11.61 million (USD 15.68 million) for the nine and three month-periods ended September 30, 2013.
  Cash flow positive and stronger cash position (EUR 20.51 million, USD 27.70 million)
  Basic and diluted EPS of EUR 0.35 (USD 0.47) and EUR 0.33 (USD 0.45) for the nine month period ended September 30, 2013.
  Non-GAAP adjusted EBITDA of EUR 7.98 million (USD 10.78 million) for the nine-month period ended September 30, 2013.

VILLA GUARDIA (COMO), Italy, Oct. 31, 2013 (GLOBE NEWSWIRE) -- Gentium S.p.A. (Nasdaq:GENT) (the "Company") today reported financial results for the nine-month period and quarter ended September 30, 2013. The Company reports its financial condition and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company's financial statements are prepared using the Euro as its functional currency. On September 30, 2013, EUR 1.00 = $1.3505.

"We are proud that Gentium has achieved a major milestone in obtaining the Marketing Authorization for Defitelio® (defibrotide) for treatment of severe hepatic veno-occlusive disease ("sVOD"). As the first drug to be approved for the treatment of sVOD, Defitelio® (defibrotide) will provide physician with a life-saving option addressing a high unmet medical need for a disease with a high mortality rate, in excess of 80%," stated Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium S.p.A. "We are also pleased that EMA's Committee for Orphan Medicinal Products (COMP) has recommended that defibrotide be granted the orphan drug designation for a second indication for the prevention of acute graft versus host disease (aGvHD) in the EU, providing further post-approval marketing exclusivity. We believe that we would obtain the ratification from the EU Commission by year-end. aGvHD affects between 30-50% of all donor transplants, and in the more severe is associated with high morbidity and mortality and remains an area of high unmet medical need. We have promising clinical data from our earlier Phase 3 trial and now look forward to planning and initiating additional studies in this important indication. In the US, we continue to work closely with the FDA as regards the resubmission of our New Drug Application for Defibrotide, which now we expect to accomplish in the first half of 2014".

"We are pleased to report that Defibrotide usage during the nine- and three-month periods ended September 30, 2013 increased by 41% and 72%, respectively, when compared to the nine- and three-months periods ended September 30, 2012. Defibrotide net product sales for the three-month period ended September 30, 2013, amounting to EUR 9.96 million exceeded by EUR 2.19 million or 28% the net product sales of EUR 7.77 million realized during the second quarter of 2013. The third quarter of 2013 represents the highest sales quarter for defibrotide since the commencement of our cost recovery and named-patient program," stated Mr. Salvatore Calabrese, Senior Vice President Finance, CFO/COO of Gentium S.p.A. Additionally, Gentium's liquidity has increased by EUR 8.02 million since the beginning of the year despite the increased expenditure to support our NDA filing, the commercial infrastructure and reducing the long term debt. Like previous quarters in 2013, this quarter remains cash flow positive and profitable, with a net income as of September 30, 2013 of EUR 5.36 million and basic and diluted EPS of EUR 0.35 (USD 0.47) and EUR 0.33 (USD 0.45), respectively.

Conference Call with Management Today

As previously announced, Gentium will host a conference call today at 7:00 a.m. ET / 12:00 p.m. CET. To participate in the call, interested parties may dial +1 718 354 1157 (New York, USA toll) or 1 877 249 9037 (North America toll-free) or +44 (0) 20 7784 1036 (international/toll) and use Conference ID 5226571. Participants must register ten minutes before the call is scheduled to begin. Individuals may also access the live webcast at http://www.gentium.com/investors/event-calendar.

The event will be archived and the replay can be accessed for one year on the Company's website, http://www.gentium.com/investors/event-calendar or, for 30 days, by dialing 1 866 932 5017 (North America toll-free) or +44 (0) 20 34270598 (international/toll) and using Conference ID 5226571.

Financial Highlights

For the third quarter ended September 30, 2013, as compared to the third quarter ended September 30, 2012:

  Product sales were EUR 11.61 million compared with EUR 7.09 million, recording an increase of EUR 4.52 million or 64%.
  Defibrotide net sales through the named-patient and cost recovery programs were EUR 9.96 million, compared with EUR 5.79 million, recording an increase of EUR 4.17 million or 72%.
  Sales of the Company's APIs amounted to EUR 1.65 million compared with EUR 1.30 million, recording an increase of EUR 0.35 million or 27%.
  Total revenues were EUR 11.84 million, compared with EUR 7.38 million.
  Operating costs and expenses were EUR 8.98 million, compared with EUR 7.11 million.
  Research and development expenses, which are included in operating costs and expenses, were EUR 4.21 million compared with EUR 2.78 million.
  Selling, general and administrative expenses, which are also included in operating costs and expenses, were EUR 2.90 million compared with EUR 2.15 million.
  Long term debt reduced by EUR 0.26 million to EUR 0.96 million.
  Operating income was EUR 2.86 million, compared to EUR 0.28 million.
  Pre-tax income was EUR 2.93 million, compared with EUR 0.27 million.
  Net income was EUR 2.71 million, compared with EUR 0.25 million.
  Basic and diluted net income per share were EUR 0.18 and EUR 0.16 compared to a basic and diluted net income per share of EUR 0.01 and EUR 0.01, respectively.

For the nine-month period ended September 30, 2013 compared with the nine-month period ended September 30, 2012:

  Product sales were EUR 28.79 million compared with EUR 20.77 million, recording an increase of EUR 8.02 million or 39%.
  Defibrotide net sales through the named-patient and cost recovery programs amounted to EUR 24.22 million compared with EUR 17.14 million, recording an increase of EUR 7.08 million or 41%.
  Sales of the Company's active pharmaceutical ingredients ("APIs") amounted to EUR 4.56 million, compared with EUR 3.63 million, an increase of EUR 0.93 million or 26%.
  Total revenues were EUR 30.17 million compared with EUR 21.55 million.
  Operating costs and expenses were EUR 24.66 million compared with EUR 21.13 million.
  Research and development expenses, which are included in operating costs and expenses, were EUR 11.12 million compared with EUR 7.79 million.
  Selling, general and administrative expenses, which are also included in operating costs and expenses, were EUR 8.46 million compared with EUR 8.27 million.
  Long term debt is EUR 0.96 million compared with EUR 1.14 million as of December 31, 2012.
  Operating income was EUR 5.51 million compared with EUR 0.42 million.
  Pre-tax income was EUR 5.69 million compared with EUR 0.49 million.
  Net income was EUR 5.36 million compared with EUR 0.16 million.
  Basic and diluted net income per share were EUR 0.35 and EUR 0.33, respectively, compared to a basic and diluted net income per share of EUR 0.01 and EUR 0.01, respectively.

Cash, cash equivalents and short term deposit were EUR 20.51 million (USD 27.70 million) as of September 30, 2013 compared with EUR 12.49 million (USD 16.87 million) as of December 31, 2012.

Operating Results

Total product sales for the nine-month period ended September 30, 2013 were EUR 28.79 million compared with EUR 20.77 million for the same period in 2012, an increase of EUR 8.02 million or 39%. The variance was primarily due to the increase in sales of Defibrotide through the named-patient programs, attributable to a price increase, which came into effect in the second quarter and an increase in sales volume of one of our API's business.

For the nine-month period ended September 30, 2013 and 2012, named-patient and cost recovery programs sales amounted to EUR 24.22 million and EUR 17.14 million, respectively, representing an increase of EUR 7.08 million or 41% principally due to price increase. The decrease in volume, experienced in the second quarter of 2013, as consequence of an announced price increase, was totally absorbed during the third quarter month of 2013.

APIs revenues were EUR 4.56 million for the nine-month period ended September 30, 2013, as compared to EUR 3.63 million for the same period in 2012, reflecting an increase of EUR 0.93 million or 26%. The increase was primarily due to higher volumes of sales in the sulglicotide business which passed from EUR 2.10 million to EUR 3.42 million, partially offset by a decrease of EUR 0.09 million and EUR 0.30 million in the urokinase and heparin businesses, respectively, largely attributable to volume.

Other revenues were EUR 1.39 million for the nine-month period ended September 30, 2013 compared with EUR 0.78 million for the same period in 2012, representing an increase of EUR 0.61 million. The variance was mainly due to an increase in activities that were eligible for reimbursement from Sigma-Tau under a cost sharing arrangement with the Company, which amounted to EUR 1.02 million and EUR 0.73 million for the nine-month periods ended September 30, 2013 and 2012, respectively.

Cost of goods sold was EUR 4.17 million for the nine-month period ended September 30, 2013 compared with EUR 4.16 million for the same period in 2012. Cost of goods sold as a percentage of product sales was 14% for the nine-month period ended September 30, 2013 compared with 20% for the same period in 2012. In prior year period, we released a previous established reserve of EUR 0.63 million, due to the sale of an API that was written-off in Q4/2011, which contributed positively on the gross margin, without such release cost of goods sold as percentage of product sales would have been 23% instead of 20%. When compared to prior year period, the decrease in the incidence of cost of goods sold as percentage of product sale was attributable to increase in price and decrease in service fees for Defibrotide distributed on a named patient basis and to a slight increase in margin in sulglicotide due to renegotiation of the sale price which come into effect in 2013.

Research and development expenses were EUR 11.12 million, for the nine-month period ended September 30, 2013, compared with EUR 7.79 million, for the same period in 2012, an increase of EUR 3.33 million or 43%. Research and development expenses were primarily for the development of Defibrotide to treat and prevent VOD. The increase from the comparable period in 2012 is attributed to increase in payroll and payroll related cost due to increase in headcounts, travel expenses, the engagement of contract research organizations and outside scientific and regulatory consultancy, to assist the Company in addressing issues raised by the U.S. Food and Drug Administration (FDA) and supporting the Company through the European Medicines Agency's (EMA) regulatory review process.

Selling, general and administrative expenses were EUR 8.46 million for the nine-month period ended September 30, 2013 compared with EUR 8.27 million for the same period in 2012, an increase of EUR 0.19 million, or 2%. Selling, general and administrative expenses refer mainly to legal and corporate expenses, payroll and payroll related costs, market research, consultancy, travel and stock-based compensation costs.

Net income was EUR 5.36 million for the nine-month period ended September 30, 2013 compared with a net income of EUR 0.16 million for the same period in 2012. The difference was mainly due to an increase in sales of Defibrotide sold through the named-patient programs, a slight increase in the APIs sales and other income and revenues under the cost sharing agreement entered into with Sigma-Tau. Also contributing to the variance there was an increase in research and development and selling, general and administrative expenses.

About Gentium

Gentium S.p.A. (Nasdaq:GENT), located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the EMA both to treat and to prevent veno-occlusive disease ("VOD") and Fast Track Designation by the U.S. FDA to treat VOD. The European Medicines Agency's Committee for Orphan Medicinal Products ("COMP") has issued a positive opinion on the Company's application for orphan medicinal product status for Defibrotide for the prevention of Graft versus Host Disease ("GvHD"). The positive opinion of the COMP has now been forwarded to the European Union ("EU") commission for final approval and publication in the EU community register. In October 2013, the European Commission granted marketing authorization for Defitelio® (defibrotide) for the treatment of severe hepatic VOD in adults and children undergoing hematopoietic stem cell transplantation therapy.

For additional info and to sign up for email alerts, please visit www.gentium.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

GENTIUM S.p.A.
Consolidated Balance Sheets
(Amounts in thousands, except share)

	As of	As of
	December 31,	September 30,
	2012	2013
ASSETS		(unaudited)
Current Assets:
Cash and cash equivalents	€ 12,485	€ 9,512
Short term deposit	--	11,000
Accounts receivable	4,870	7,774
Accounts receivable from related parties, net of allowance of €765 as of December 31, 2012 and September 30, 2013	216	41
Inventories, net of allowance of €332 and €131 as of December 31, 2012 and September 30, 2013, respectively	1,990	2,158
Prepaid expenses and other current assets	1,428	2,001
Total Current Assets	20,989	32,486

Property, manufacturing facility and equipment, net	7,449	7,077
Intangible assets and other non-current assets	200	230
Total Assets	€ 28,638	€ 39,793

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	€ 4,453	€ 6,499
Accounts payable to related parties	5	7
Accrued expenses and other current liabilities	1,739	2,980
Deferred revenues	163	21
Current maturities of long-term debt	409	322
Total Current Liabilities	6,769	9,829

Long-term debt, net of current maturities	1,135	960
Termination indemnities	384	314
Total Liabilities	8,288	11,103

Shareholders' Equity:
Share capital (no par value; 19,656,317 shares authorized as of December 31, 2012 and September 30, 2013;
15,038,483 and 15,423,793 shares issued and outstanding at December 31, 2012 and September 30, 2013,
respectively)	112,421	111,100
Accumulated deficit	(92,071)	(82,410)
Total Shareholders' Equity	20,350	28,690
Total Liabilities and Shareholders' Equity	€ 28,638	€ 39,793

GENTIUM S.p.A.
Consolidated Statements of Income
(Unaudited, amounts in thousands except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2013	2012	2013
Revenues:
API product sales	€ 1,302	€ 1,648	€ 3,629	€ 4,564
NPP product sales, net	5,789	9,964	17,139	24,222
Total product sales, net	7,091	11,612	20,768	28,786
Other revenues	--	206	48	329
Other revenues from related party	292	19	735	1,056
Total Revenues	7,383	11,837	21,551	30,171

Operating costs and expenses:
Cost of goods sold	1,876	1,560	4,160	4,173
Research and development	2,776	4,208	7,788	11,122
Selling, general and administrative	2,148	2,903	8,272	8,460
Charges from related parties	54	47	160	142
Depreciation and amortization	254	260	752	767
Total Costs and Expenses	7,108	8,978	21,132	24,664
Operating income	275	2,859	419	5,507

Foreign currency exchange gain/(loss), net	(52)	1	(47)	22
Interest income, net	43	67	117	163
Income before income tax expense	266	2,927	489	5,692

Income tax expense	(16)	(214)	(328)	(334)
Net income	€ 250	€ 2,713	€ 161	€ 5,358

Net income per share:
Basic	0.016	0.178	0.011	0.353
Diluted	0.016	0.164	0.010	0.334

Weighted average shares used to compute net income per share:
Basic	15,018,150	15,259,158	15,008,970	15,184,333
Diluted	15,785,984	16,518,646	15,420,485	16,035,379

GENTIUM S.p.A.
Consolidated Statements of Cash Flows
(Unaudited, amounts in thousands)

	Nine Months Ended
	September 30,
	2012	2013
Cash Flows From Operating Activities:
Net income	€ 161	5,358
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Unrealized foreign exchange (gain)/loss	71	(8)
Release of inventory reserve, net	(630)	(201)
Depreciation and amortization	1,095	1,094
Stock based compensation	1,437	1,365
Gain on assets disposal	--	(236)
Provision for income taxes	328	334
Changes in operating assets and liabilities:
Accounts receivable	(117)	(2,501)
Inventories	599	34
Prepaid expenses and other current and noncurrent assets	(259)	(455)
Accounts payable, accrued expenses and income tax payables	(441)	2,466
Deferred revenues	(494)	(142)
Termination indemnities	14	(70)
Net cash provided by operating activities	1,764	7,038

Cash Flows From Investing Activities:
Purchase of equipment and furniture	(517)	(567)
Proceeds from sales of assets	--	240
Net cash used in investing activities	(517)	(327)

Cash Flows From Financing Activities:
Short Term deposit	--	(11,000)
Proceeds from stock options exercise, net	185	1,616
Repayment of long-term debt	(316)	(262)
Principal payment of capital lease obligations	(21)	--
Net cash provided used in financing activities	(152)	(9,646)

Increase in cash and cash equivalents	1,095	(2,935)
Effect of exchange rate on cash and cash equivalents	(77)	(38)
Cash and cash equivalents, beginning of period	9,990	12,485
Cash and cash equivalents, end of period	€ 11,008	9,512

Supplemental disclosure of cash flow information:
Cash paid for interest	28	11
Cash paid for income taxes	--	11
Supplemental disclosure of non-cash investing and financing activities:
Offset non-cash assets and liabilities	275	230

Explanation and Use of Non-GAAP Financial Measures

To provide investors with greater insight and a better understanding of how our management and board of directors analyze our financial performance and make operational decisions, we supplement our consolidated financial statements that are presented on a GAAP basis in this press release with the following non-GAAP financial measures: adjusted EBITDA and adjusted EBITDA per basic and diluted share.

These non-GAAP financial measures should not be considered in isolation; they are in addition to, and are not a substitution, for financial performance measures under GAAP. These non-GAAP financial measures may be different from non-GAAP measures used by other companies. Further, we may utilize other measures to illustrate performance in the future. Non-GAAP measures have limitations since they do not reflect all of the amounts associated with the Company's results of operations as determined in accordance with GAAP.

We define non-GAAP adjusted EBITDA as net income (loss) before net interest income (expense), income tax expense (benefit), depreciation and amortization expense, share based compensation expense and net unrealized foreign currency exchange gain (loss). We define non-GAAP adjusted EBITDA per basic and diluted share as non-GAAP adjusted EBITDA applicable to common shareholders divided by the weighted average basic and fully diluted shares outstanding during the period as computed in accordance with GAAP.

We use non-GAAP adjusted EBITDA:

  as a measure of operating performance, because it does not include the impact of items that we do not consider indicative of our core operating performance;
  for planning purposes, including the preparation of our annual operating budget;
  to allocate resources to enhance the financial performance of our business;
  to evaluate the effectiveness of our business strategies; and
  in communications with our board of directors and investors concerning our financial performance.

We believe that non-GAAP adjusted EBITDA and non-GAAP adjusted EBITDA per basic and diluted share are useful to investors in evaluating our operating performance for the following reasons:

  these and similar non-GAAP measures are widely used by investors to measure a company's operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, capital structures and the methods by which assets were acquired;
  securities analysts often use these and similar non-GAAP measures as supplemental measures to evaluate the overall operating performance of companies; and
  by comparing our non-GAAP adjusted EBITDA in different historical periods, our investors can evaluate our operating results without the additional variations of interest income (expense), income tax expense (benefit), depreciation and amortization expense, share-based compensation expense and unrealized foreign currency exchange gain (loss).

We understand that, although measures similar to non-GAAP adjusted EBITDA are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of the limitations of these specific non-GAAP financial measures are:

  non-GAAP adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;
  non-GAAP adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
  non-GAAP adjusted EBITDA does not reflect share-based compensation expense;
  non-GAAP adjusted EBITDA does not reflect cash requirements for income taxes;
  non-GAAP adjusted EBITDA does not reflect net interest income (expense); and
  non-GAAP adjusted EBITDA does not reflect net unrealized foreign currency exchange gain (loss).

Non-GAAP Adjusted EBITDA, Three Months Ended September 30

The following table presents a reconciliation of non-GAAP adjusted EBITDA to net income/(loss), the most comparable GAAP measure (unaudited; in thousands):

	Three Months Ended
	September 30,
	2012	2013
Net income	€ 250	€ 2,713
Interest income, net	(43)	(67)
Income tax expense	16	214
Depreciation and amortization expense	372	376
EBITDA	€ 595	€ 3,236
Stock-based compensation expense	479	471
Unrealized foreign currency exchange (gain)/loss, net	41	(29)
Non-GAAP Adjusted EBITDA	€ 1,115	€ 3,678

Non-GAAP Adjusted EBITDA per Basic and Diluted Share

The following tables detail how we calculate non-GAAP adjusted EBITDA per basic and diluted share and reconcile non-GAAP adjusted EBITDA per basic and diluted share to fully basic and diluted earnings per share, the most comparable GAAP measure (unaudited; in thousands, except share and per share amounts):

	Three Months Ended
	September 30,
	2012	2013
Non-GAAP Adjusted EBITDA per Basic and Diluted Share

Non-GAAP adjusted EBITDA	€ 1,115	€ 3,678
Non-GAAP adjusted EBITDA per share:
Basic	€ 0.07	€ 0.24
Diluted	€ 0.07	€ 0.23

Weighted average shares used to compute non-GAAP adjusted EBITDA per share:
Basic	15,018,150	15,259,158
Diluted	15,785,984	16,518,646

	Three Months Ended
	September 30,
	2012	2013
Non-GAAP Adjusted EBITDA per Basic Share
GAAP earnings per basic share	€ 0.002	0.18
Interest income, net	(0.00)	(0.00)
Income tax expense	0.00	0.01
Depreciation and amortization expense	0.02	0.02
EBITDA	€ 0.04	0.21
Stock compensation expense	0.03	0.03
Unrealized foreign currency exchange (gain) loss, net	0.00	(0.00)
Non-GAAP adjusted EBITDA per basic share	€ 0.07	0.24

Weighted average shares used to compute non-GAAP adjusted EBITDA per basic share	15,018,150	15,259,158

	Three Months Ended
	September 30,
	2012	2013
Non-GAAP Adjusted EBITDA per Diluted Share
GAAP earnings per diluted share	€ 0.02	€ 0.16
Interest income, net	(0.00)	(0.00)
Income tax expense	0.00	0.01
Depreciation and amortization expense	0.02	0.03
EBITDA	€ 0.04	€ 0.20
Stock based compensation expense	0.03	0.03
Unrealized foreign currency exchange (gain) loss, net	0.00	(0.00)
Non-GAAP adjusted EBITDA per diluted share	€ 0.07	€ 0.23

Weighted average shares used to compute non-GAAP adjusted EBITDA per diluted share	15,785,984	16,518,646

Non-GAAP Adjusted EBITDA, Nine Months Ended September 30

The following table presents a reconciliation of non-GAAP adjusted EBITDA to net income/(loss), the most comparable GAAP measure (unaudited; in thousands):

	Nine Months Ended
	September 30,
	2012	2013
Net income	€ 161	€ 5,358
Interest income, net	(117)	(163)
Income tax expense	328	334
Depreciation and amortization expense	1,095	1,094
EBITDA	€ 1,467	€ 6,623
Stock-based compensation expense	1,437	1,365
Unrealized foreign currency exchange (gain)/loss, net	71	(8)
Non-GAAP Adjusted EBITDA	€ 2,975	€ 7,980

Non-GAAP Adjusted EBITDA per Basic and Diluted Share

The following tables detail how we calculate non-GAAP adjusted EBITDA per basic and diluted share and reconcile non-GAAP adjusted EBITDA per basic and diluted share to fully basic and diluted earnings per share, the most comparable GAAP measure (unaudited; in thousands, except share and per share amounts):

	Nine Months Ended
	September 30,
	2012	2013
Non-GAAP Adjusted EBITDA per Basic and Diluted Share

Non-GAAP adjusted EBITDA	€ 2,975	€ 7,980
Non-GAAP adjusted EBITDA per share:
Basic	€ 0.20	€ 0.53
Diluted	€ 0.19	€ 0.50

Weighted average shares used to compute non-GAAP adjusted EBITDA per share:
Basic	15,008,970	15,184,333
Diluted	15,420,485	16,035,379

	Nine Months Ended
	September 30,
	2012	2013
Non-GAAP Adjusted EBITDA per Basic Share
GAAP earnings per basic share	€ 0.01	0.35
Interest income, net	(0.01)	(0.01)
Income tax expense	0.03	0.02
Depreciation and amortization expense	0.07	0.08
EBITDA	€ 0.10	0.44
Stock compensation expense	0.10	0.09
Unrealized foreign currency exchange (gain) loss, net	0.00	0.00
Non-GAAP adjusted EBITDA per basic share	€ 0.20	0.53

Weighted average shares used to compute non-GAAP adjusted EBITDA per basic share	15,008,970	15,184,333

	Nine Months Ended
	September 30,
	2012	2013
Non-GAAP Adjusted EBITDA per Diluted Share
GAAP earnings per diluted share	€ 0.01	0.33
Interest income, net	(0.01)	(0.01)
Income tax expense	0.03	0.02
Depreciation and amortization expense	0.07	0.07
EBITDA	€ 0.10	0.41
Stock based compensation expense	0.09	0.09
Unrealized foreign currency exchange (gain) loss, net	0.00	(0.00)
Non-GAAP adjusted EBITDA per diluted share	€ 0.19	0.50

Weighted average shares used to compute non-GAAP adjusted EBITDA per diluted share	15,420,485	16,035,379
CONTACT: Gentium S.p.A.
         Salvatore Calabrese, +39 031-5373-260
         SVP Finance, CFO/COO
         scalabrese@gentium.it

         or

         The Trout Group
         Chelsea Wheeler, +1 646-378-2941
         cwheeler@troutgroup.com